

DIVISION OF
INVESTMENT MANAGEMENT

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

May 2, 2013

David P. Glatz
K&L Gates LLP
70 W. Madison St.
Suite 3100
Chicago, IL 60602

Re: Nuveen Flexible Investment Income Fund (the "Fund")
        File Numbers: 333-187712; 811-22820

Dear Mr. Glatz:

We have reviewed the registration statement on Form N-2 for the Fund, filed on April 4, 2013. The filing was made for the purpose of registering Common Stock of the Fund. Based on our review of the registration statement, we have the following comments. The captions used below correspond to the captions the Fund uses in its registration statement. Please note, however, that the comments we give in one section are applicable to other sections of the registration statement that contain similar disclosure, unless otherwise indicated. All capitalized terms not otherwise defined herein have the meaning given to them in the registration statement.

PROSPECTUS

Cover Page

1. The second sentence of the paragraph under "Investment Objective" states that "[t]he Fund's investment objective is to provide high current income and capital appreciation." Since the word "Income" is in the Fund's name, please revise the Fund's investment objective to indicate that the Fund's primary investment objective is to provide high current income. The Fund may have a secondary investment objective of providing capital appreciation.

Prospectus Summary (Pages 1 – 17)

2. The last sentence of the fourth paragraph under "Portfolio Contents" on page 3 states that the Fund may invest in other investment companies. Please tell us whether the term "investment companies" includes companies that rely on the exclusions found in Section 3(c)(1) or 3(c)(7) of the 1940 Act. If so, please also clarify in this section whether the Fund's investments in 3(c)(1) and 3(c)(7) vehicles will be subject to any limitation.

3. The last paragraph under "Portfolio Contents" on page 3 indicates the Fund will invest in certain derivatives. Please tell us whether the Fund's investments in derivatives will be counted towards the Fund's 80% test. If so, please confirm to us that the derivative investments will be included based on their market value and not their notional value.

4. The second sentence of the last paragraph under "Portfolio Contents" on page 3 states that the derivatives that the Fund may invest in "may include financial futures contracts, swap contracts (including interest rate and credit default swaps), options on financial futures, options on swap contracts, or other derivative instruments." Please confirm to us that the derivatives listed in this sentence are all the derivatives that the Fund will invest in as a principal investment strategy and that the risks of these specific derivatives are described in the appropriate sections of the prospectus.

5. The second to last sentence of the first paragraph under "Investment Adviser and Subadviser" on page 9 states that "[a]ccording to Morningstar Fundamental Data, Nuveen Investments is the leading sponsor of closed-end funds, with over 119 funds." Please include in this section the date as of which Morningstar made this conclusion.

Summary of Fund Expenses (Pages 18 – 19)

6. For purposes of the example following the Fee Table on page 19, please use 5% as the Fund's annual return. See Item 3.1 of Form N-2.

The Fund's Investments (Pages 20 – 29)

7. The second sentence of the first paragraph under "Financial Services Company Securities" on page 25 indicates that the Fund may invest in REITs and BDCs. If the Fund will invest in unlisted REITs or BDCs, please disclose that fact in this section.

8. The first sentence under "Other Investment Companies" on page 25 states that "[t]he Fund may invest in securities issued by other investment companies within the limits prescribed by the 1940 Act, the rules and regulations thereunder and any exemptive orders currently or in the future obtained by the Fund from the SEC." Please disclose in this section whether the Fund has applied for or intends to apply for any such exemptive relief. If the Fund has applied for or intends to apply for any such relief, please disclose in this section that there is no guarantee that any such relief will be granted.

9. Please disclose in the section entitled "Illiquid Securities" on page 28 that the Fund will invest no more than 15% of its Managed Assets in securities and other instruments that, at the time of purchase, are illiquid. See page 4 of the Prospectus.

10. Please include in the appropriate section of the Prospectus Summary the information from the second, third, and fourth sentences of the paragraph under "Initial Portfolio Composition" on page 28.

Risks (Pages 32 – 42)

11. The third sentence under "Other Investment Companies Risk" on pages 39-40 notes that "the Fund may be indirectly exposed to leverage through an investment in" other investment companies. Please also disclose in the appropriate section that this serves to magnify the risk associated with the Fund's own leverage.

12. The second sentence of the paragraph under "Certain Affiliations" on page 40 states that "[a]bsent an exemption from the SEC or other regulatory relief, the Fund is generally precluded from effecting certain principal transactions with affiliated brokers, and its ability to purchase securities being underwritten by an affiliated broker or a syndicate including an affiliated broker, or to utilize affiliated brokers for agency transactions, is subject to restrictions." Please disclose in this section whether the Fund has applied for or intends to such relief, and if so, please disclose in this section that there is no guarantee that any such relief will be granted.

   Management of the Fund (Pages 43 – 45)

13. The first sentence of the second paragraph under "NWQ – Subadviser" on page 43 states that "Michael J. Carne, CFA, portfolio manager and Managing Director, joined NWQ in 2002." Please disclose in greater detail Mr. Carne's experience over the past 5 years. For example, has Mr. Carne been portfolio manager and Managing Director since 2002?

14. The first sentence of the third paragraph under "NWQ – Subadviser" on page 44 states that "Susi Budiman, CFA, portfolio manager and Senior Vice President, joined NWQ in 2006." Please disclose in greater detail Ms. Budiman's experience over the past five years. For example, has Ms. Budiman been portfolio manager and Senior Vice President since 2006?

Description of Shares and Debt (Pages 49 – 52)

15. Under the section entitled "Common Shares" on pages 49-50, please disclose how shares of Common Shares are voted (e.g., one vote per share).

Underwriting (Pages 57 – 58)

16. Please disclose in this section the price that will be paid by the public for the securities. See Item 5.2 of Form N-2.

STATEMENT OF ADDITIONAL INFORMATION

Investment Restrictions (Pages 7 - 8)

17. Investment Restrictions (2) and (7) on page 7 state that the Fund may not borrow money or make loans, "except as permitted by the 1940 Act *and exemptive orders granted under the 1940 Act*" (emphasis added). The italicized language suggests that if the Commission were to grant the Fund exemptive relief, the Fund may change its policies with respect to

David P. Glatz
May 2, 2013
Page 4

borrowing money or making loans without seeking shareholder approval. In our view, the issuance of exemptive relief typically would not relieve the Fund from any obligation under Section 13 of the 1940 Act to seek shareholder approval to change fundamental policies. Accordingly, please delete the italicized language.

Portfolio Composition (Pages 9 - 35)

18. The paragraph under "Total Return Swaps" on page 26 indicates that the Fund may invest in total return swaps. Please note that when the Fund does engage in total return swaps it must set aside an appropriate amount of segregated assets. See generally Investment Company Act Release No. 10666 (Apr. 18, 1979). Please also note that the Commission recently issued a concept release exploring issues relating to the use of derivatives by funds, including whether current market practices involving derivatives are consistent with the leverage provisions of the 1940 Act. See Investment Company Act Release No. 29776 (Aug. 31, 2011). Accordingly, please be aware that the Commission or its staff could issue future guidance related to derivatives (such as total return swaps) and leverage, including guidance related to coverage requirements, which could impact the manner in which the Fund operates.

19. The first sentence of the third paragraph under "Segregation of Assets" on page 31 states that "[t]he Fund generally will use its assets to cover its obligations as required by the 1940 Act, the rules thereunder, and applicable positions of the SEC and its staff" (emphasis added). Please disclose in this section what is meant by the term "generally" in this context.

Management of the Fund (Pages 36 - 54)

20. In the introductory paragraph or elsewhere in the section entitled "Board Diversification and Trustee Qualifications" on page 49 please describe how the experiences, qualifications, attributes and skills listed for each trustee led to the conclusion that the relevant trustee should serve as a trustee of the Fund. Please also disclose whether any particular factor was dispositive or controlling.

Investment Adviser and Sub-Adviser (Pages 54 – 58)

21. The first sentence of the second paragraph under "Annual cash bonus" on page 56 states that "[a] portion of each portfolio manager's annual cash bonus is based on the Fund's investment performance, generally measured over the past one- and three-year periods unless the portfolio manager's tenure is shorter." Please disclose in this section whether the bonus will be based on pre-tax or after-tax performance. See Item 21.2 of Form N-2.

* * * * * *

You are reminded that the burden of full and fair disclosure rests with each registrant, its counsel, and others engaged in the preparation of the registration statement. As a matter of law, this burden cannot be shifted to the Commission or its staff.

Notwithstanding our comments, please furnish a letter with respect to the Fund acknowledging that:

- the Fund is responsible for the adequacy and accuracy of the disclosure in its filings;

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from full responsibility for the adequacy and accuracy of the disclosure in the filings; and

- the Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statements as confirmation that those requesting acceleration are aware of their respective responsibilities.

Please respond to this letter in the form of a pre-effective amendment for the Fund. Please respond to all comments in a letter filed in the form of EDGAR correspondence. Where no changes will be made in response to a comment, please so state in your letter and explain the basis for your position. The staff may have further comments after reviewing your responses.

Any questions you may have regarding the above-referenced filings or this letter may be directed to the undersigned at (202) 551-6773.

Sincerely yours,

Kieran G. Brown
Senior Counsel